UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT
SNAP INC.
(Exact name of the registrant as specified in its charter)

Delaware	001-38017	45-5452795
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3000 31st Street, Santa Monica, California	90405
(Address of principal executive offices)	(Zip code)
Zachary Briers
General Counsel
(310) 399-3339
(Name and telephone number, including area code,
of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, we are filing as an exhibit to this Form SD a Conflict Minerals Report for the year ended December 31, 2025. A copy of our Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is available on our website at www.snap.com under the heading “Other Terms & Policies.” Information contained on or accessed through our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.
Information concerning conflict minerals from recycled or scrap sources identified by our suppliers as potentially being contained within our in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

Item 1.02	Exhibit
Our Conflict Minerals Report for the year ended December 31, 2025, as contemplated by Item 1.02, is filed as Exhibit 1.01 to this Form SD.
Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits

Item 3.01	Exhibit
Exhibit 1.01 – Conflict Minerals Report for the year ended December 31, 2025.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
SNAP INC.

/s/ Zachary Briers	May 29, 2026
By: Zachary Briers	Date
Title: General Counsel